SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
(Mark One)
FORM 11-K
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission File Number:1-8610
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AT&T SAVINGS AND SECURITY PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
AT&T INC.
208 S. Akard, Dallas, Texas 75202

Financial Statements, Supplemental Schedule and Exhibit
Table of Contents
Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008	2
Statement of Changes in Net Assets Available for Benefits for the
Year Ended December 31, 2009	3
Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)	13

Exhibit:

23 – Consent of Independent Registered Public Accounting Firm	22

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Plan Administrator
of the AT&T Savings and Security Plan

We have audited the accompanying statements of net assets available for benefits of the AT&T Savings and Security Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to auditing procedures applied in our audits of the financial statements, and in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Dallas, Texas                                                                                                           /s/ Ernst & Young LLP
June 25, 2010

AT&T SAVINGS AND SECURITY PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in Thousands)

	December 31,
	2009	2008
ASSETS

Cash	$-	$2

Investments	5,383,006	5,071,713
Securities lending collateral	116,676	272,599
Market value of securities on loan	116,861	267,790
Total Investments (at fair value) (See Notes 3 and 4)	5,616,543	5,612,102

Receivable for investments sold	1,490	908
Contributions receivable	6,136	190
Dividends and interest receivable	1	119

Total Assets	5,624,170	5,613,321

LIABILITIES

Overdrafts	13	-
Administrative expenses payable	4,361	5,702
Securities lending collateral obligations	119,406	279,911

Total Liabilities	123,780	285,613

Net assets reflecting investments at fair value	5,500,390	5,327,708

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(29,527)	1,348

Net Assets Available for Benefits	$5,470,863	$5,329,056

See Notes to Financial Statements.

AT&T SAVINGS AND SECURITY PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2009
(Dollars in Thousands)

Net Assets Available for Benefits, December 31, 2008	$5,329,056

Additions to Net Assets:
Contributions:
Participant contributions	257,046
Employer contributions	140,030
397,076

Investment Income:
Net appreciation in value of investments	211,953
Dividends on AT&T common shares	148,607
Interest	55,768
Income on collateralized securities	1,278
417,606
Total Additions	814,682

Deductions from Net Assets:
Administrative expenses	9,343
Distributions	663,220

Total Deductions	672,563

Net increase before transfers	142,119

Transfer to AT&T Retirement Savings Plan	(312)

Net Assets Available for Benefits, December 31, 2009	$5,470,863

See Notes to Financial Statements.

AT&T SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

1.
Plan Description - The AT&T Savings and Security Plan (Plan) is a defined contribution plan originally established by SBC Communications Inc. (SBC) to provide a convenient way for eligible employees to save for retirement on a regular and long-term basis. In connection with the November 2005 merger of AT&T Corp., SBC changed its name to AT&T Inc. (AT&T or the Company). The majority of eligible employees are represented by the Communications Workers of America or the International Brotherhood of Electrical Workers who are employed by participating companies of AT&T. The following description of the Plan provides only general information. The Plan has detailed provisions covering participant eligibility, participant allotments from pay, participant withdrawals, participant loans, employer contributions and related vesting of contributions and Plan expenses. The Plan text and prospectus include complete descriptions of these and other Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Bank of New York Mellon Corporation (BNY Mellon) serves as the trustee for the Plan. Fidelity Investments Institutional Operations Company, Inc. (Fidelity) serves as record keeper for the Plan.

In 2009, the Plan was amended to make certain participants eligible to participate in the AT&T Retirement Savings Plan (AT&T RSP). As a result, participant account balances of approximately $312 were transferred out of the Plan during 2009.

During 2009 and 2008, participants could invest their contributions in one or more of seven funds in 1% increments:

• AT&T Shares Fund	• Global Equity Fund
• Bond Fund	• Mid and Small Cap Stock Fund
• Large Cap Stock Fund	• International Stock Fund
• Interest Income Fund

Participants contribute to the Plan through payroll allotments.  The Company contributes to the Plan by matching the participants’ contributions based on the provisions of the Plan. Company matching contributions are made solely in the form of shares of AT&T’s common stock held in an Employee Stock Ownership Plan (ESOP) which is a component of this Plan.  Effective January 1, 2009, vested Company contributions made to the Plan that are invested in the ESOP can be immediately diversified into any of the fund options described above.  Prior to January 1, 2009, participants could only diversify their vested Company match account beginning with the year following the year they attained age 55.  Company contributions made to the Plan prior to January 1, 2009, can be diversified into other fund options as described below. If a participant is not age 55, the Company match account balance that accrued as of December 31, 2008, can be exchanged into another investment fund as follows:

•	Effective January 1, 2009, up to 33% of the vested account
•	Effective January 1, 2010, up to 66% of the vested account
•	Effective January 1, 2011, up to 100% of the vested account

Dividends on shares in the AT&T Shares Fund and the ESOP can either be reinvested in the AT&T Shares Fund on a quarterly basis, or paid into a separate fund known as a Dividend Fund Account (DFA) for distribution at the end of the year. Interest earned on dividends held in the DFA purchases additional units of the AT&T Shares Fund in the participant’s account. During 2009, Plan participants elected to receive $34,577 in dividend distributions. This amount is included in distributions on the Plan’s Statement of Changes in Net Assets Available for Benefits.

Each participant is entitled to exercise voting rights attributable to the AT&T shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Committee directs the trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

Although it has not expressed any intent to do so, AT&T has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and collective bargaining obligations. In the event that the Plan is terminated, subject to the conditions set forth by ERISA, the account balances of all participants shall be 100% vested.

AT&T SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

Administrative Expenses The reasonable expenses of plan administration may be charged to the Plan in accordance with procedures adopted by the plan administrator (as defined by the Plan). Brokerage fees, transfer taxes and other expenses incident to the purchase of sale or securities by the Trustee shall be deemed to be part of the cost of such securities, or deducted in computing the proceeds, as the case may be. Taxes, if any, on any assets held or income received by the Trustee will be charged appropriately against the accounts of Plan participants as determined by the plan administrator. To the extent that expenses incident to the administration of the Plan are paid from the Plan, the plan administrator will determine which expenses are to be charged to and paid from participant’s individual accounts, which expenses are to be charged to and paid from the accounts of all participants (and how they are to be allocated among such accounts), and which expenses are to be charged to and paid from the accounts of one or more identified groups of participants (and how they are to be allocated among such accounts). All expenses of administering the Plan that are not charged to the Plan will be borne by the respective participating companies in the Plan as determined by the plan administrator.

2.
Accounting Policies – The accompanying financial statements were prepared in conformity with U.S. generally accepted accounting principles (GAAP), which require management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.  Distributions are recorded when paid.

Investment Valuation and Income Recognition  Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.  Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. If no sale was reported on that date, they are valued at the last reported bid price. Shares of registered investment companies are valued based on quoted market prices, which represent the net asset value of shares held at year-end. Over-the-counter securities and government obligations are valued at the bid price or the average of the bid and asked price on the last business day of the year from published sources where available and, if not available, from other sources considered reliable.

Common/collective trust funds are valued at quoted redemption values that represent the net asset values of units held at year-end in accordance with Accounting Standards Update (ASU) 2009-12,  “Investments in Certain Entities That Calculate Net Asset Value Per Share (or Its Equivalent),” as discussed below.  Publicly traded partnerships are valued using trades on a national securities exchange on the last reported sales price on the last business day of the year. Participant loans are reported at cost, which approximates fair value.

Under GAAP, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in fully benefit-responsive synthetic investment contracts (Synthetic GICs). The underlying investments of the Synthetic GICs are comprised of common/collective trust funds, corporate bonds and notes, registered investment companies and government securities and are also valued as described above. The fair value of the wrap contracts for the Synthetic GICs is determined using the market approach discounting methodology that incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period end. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are reflected as of the trade date. Dividend income is recognized on the ex-dividend date. Interest earned on investments is recognized on the accrual basis.

Certain prior-year balances have been reclassified to conform to current year presentation. Specifically, securities lending collateral has been included in the investments total in the statements of net assets available for benefits.

Recent Accounting Standards

Accounting Standards Codification  In June 2009, the Financial Accounting Standards Board (FASB) issued standards that established the FASB Accounting Standards Codification (ASC or Codification) as the source of authoritative GAAP by the FASB for nongovernmental entities. The ASC supersedes all non-SEC accounting and reporting standards that existed at the ASC’s effective date. The FASB uses ASUs to amend the ASC. The Plan’s financial statements refer to ASUs throughout the footnotes where deemed relevant and make general references to pre-Codification standards. These standards were effective for periods ending after September 15, 2009 (i.e., the year ended December 31, 2009, for the Plan).  There was no impact to the Plan’s financial statements in the adoption of these standards, except for updating the appropriate references to the guidance that was codified in these standards.

AT&T SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

Fair Value Measurements and Disclosures  In April 2009, ASC Topic 820, Fair Value Measurements and Disclosures (ASC 820), was amended to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. This amendment (ASC 820-10-65) also provides additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities in meeting the disclosure requirements of ASC 820. Per ASC 820-10-65, this amendment is effective for reporting periods ending after June 15, 2009 (i.e., the year ended December 31, 2009, for the Plan), and the Plan has adopted this amendment. Adoption of ASC 820-10-65 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In September 2009, the FASB issued “Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)” (ASU 2009-12), which provides guidance for an investor on using the net asset value (NAV) per share provided by an investee to estimate the fair value of an alternative investment when the fair value for the primary investment is not readily determinable. It affects certain investments that are required or permitted by GAAP to be measured or disclosed at fair value on a recurring or nonrecurring basis. It requires disclosures by major category of investment about certain attributes (e.g., applicable redemption restrictions, unfunded commitments to the issuer of the investments, and the investment strategies of that issuer). ASU 2009-12 was effective for interim and annual periods ending on or after December 15, 2009 (i.e., the year ended December 31, 2009, for the Plan). See Note 4 for the impact of the Plan’s adoption of ASU 2009-12. Adoption of ASU 2009-12 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In January 2010, the FASB issued “Fair Value Measurements and Disclosures—Improving Disclosures about Fair Value Measurements” (ASU 2010-06), which requires new disclosures and reasons for transfers of financial assets and liabilities between Levels 1, 2 and 3. ASU 2010-06 also clarifies that fair value measurement disclosures are required for each class of financial asset and liability, and those disclosures should include a discussion of inputs and valuation techniques. It further clarifies that the reconciliation of Level 3 measurements should separately present purchases, sales, issuances, and settlements instead of netting these changes. With respect to matters other than Level 3 measurements, ASU 2010-06 is effective for fiscal years and interim periods beginning on or after December 15, 2009 (i.e., the year ending December 31, 2010, for the Plan). New guidance related to Level 3 measurements is effective for fiscal years and interim periods beginning on or after December 15, 2010 (i.e., the year ending December 31, 2011, for the Plan). The Plan management is currently evaluating the impact of ASU 2010-06 on the Plan’s financial statements.

3.
Fair Value Measurements – ASC 820 establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2
Inputs to the valuation methodology include:
• Quoted prices for similar assets and liabilities in active markets;
• Quoted prices for identical or similar assets or liabilities in inactive markets;
• Inputs other than quoted market prices that are observable for the asset or liability;
• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

AT&T SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

The asset’s or liability’s fair value measurement level with the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.  There have been no changes in the methodologies used at December 31, 2009 and 2008.

In accordance with ASC 820-10-65, the Plan expanded its disclosures to include the major categorization for debt and equity securities on the basis of the nature and risks of the investments. The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009:

	Plan Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
U.S. equity securities:
AT&T common stock	$2,509,108	$-	$-	$2,509,108
Money market/mutual funds	7,437	-	-	7,437
Large cap stock fund1	-	624,656	-	624,656
Global equity fund2	-	117,872	-	117,872
Mid and small cap fund3	-	298,589	-	298,589
International equity securities:
Global equity fund2	-	44,462	-	44,462
International stock fund4	-	265,982	-	265,982
Fixed income securities:
Bond fund5	-	331,049	-	331,049
Fixed income securities – loaned	-	(116,861)	-	(116,861)
Interest income fund:
Mutual funds/ registered investment contracts	53,462	-	-	53,462
Synthetic GICs:
Mutual funds	15,251	-	-	15,251
U.S. government debt securities	-	578,614	-	578,614
Corporate debt securities:
Asset-backed securities	-	110,024	-	110,024
Commercial mortgage-backed securities	-	37,915	-	37,915
Collateralized mortgage obligations	-	71,785	-	71,785
Other corporate debt securities	-	97,552	-	97,552
Wrapper contract	-	2,147	-	2,147
Participant loans	-	-	329,997	329,997
Short-term investments	3,965	-	-	3,965
Market value of securities on loan:
Fixed income securities	-	116,861	-	116,861
Collateral received from securities loaned:
Short-term investments6	-	116,676	-	116,676

Total assets at fair value	$2,589,223	$2,697,323	$329,997	$5,616,543

AT&T SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

1This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the S&P 500 Index. There are currently no redemption restrictions on this investment. The fair value of the investment in this category has been estimated using the net asset value per share.

2This fund is a balanced fund that consists of two common/collective trust funds with an objective of providing investment returns that approximate an asset allocation of 75% to the Dow Jones Wilshire 5000 Index  and 25% to the Morgan Stanley Country Index – Europe, Australasia, Far East (MSCI EAFE) Index . There are currently no redemption restrictions on these investments. The fair value of the investments in this category has been estimated using the net asset value per share.

3This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Dow Jones Wilshire 4500 Index. There are currently no redemption restrictions on this investment. The fair value of the investment in this category has been estimated using the net asset value per share.

4This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the MSCI EAFE Index. There are currently no redemption restrictions on this investment.  The fair value of the investment in this category has been estimated using the net asset value per share.

5This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the fixed income securities included in Barclays Capital Government/Credit Bond Index. There are currently no redemption restrictions on this investment. The fair value of the investment in this category has been estimated using the net asset value per share.

6There are three collateral pools in which the SBC Savings and Security Plan Trust invests:  1) the Pooled Employee ASL Short Term Fund, 2) the Term Assets Liquidating Trust and 3) the ASL Short Term Fund - SIGMA (Liquidating Fund).  The Pooled Employee ASL Short Term Fund consists of liquid securities that can be redeemed on a one-day notice for return to borrowers immediately upon recall of loaned securities.  There is $76,603 invested in this fund as of December 31, 2009.  The Term Assets Liquidating Trust consists of non-liquid securities that are currently performing but are intended to be held until maturity.  It is expected that over 93% of this pool will mature within 360 days.  There is $39,970 invested in this fund as of December 31, 2009.  The ASL Short Term Fund - SIGMA (Liquidating Fund) consists of assets in default currently valued at $103.  Lending income is being reserved to offset the deficiency in this fund.

There are no realized or unrealized gains or losses on participant loans. The change of $(32,355) from the December 31, 2008, balance consisted solely of net issuances and settlements.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Plan Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

AT&T common stock	$2,610,853	$-	$-	$2,610,853
Common/collective trust funds	-	1,790,951	-	1,790,951
Synthetic GIC wrappers	-	1,581	-	1,581
Fixed income securities	-	846,365	-	846,365
Participant loans	-	-	362,352	362,352

Total assets at fair value	$2,610,853	$2,638,897	$362,352	$5,612,102

AT&T SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

4.	Investments - Investments representing 5% or more of Plan net assets at December 31 were:

	2009	2008
Employee Stock Ownership Plan *
AT&T common shares	$1,243,680	$1,300,396

AT&T Shares Fund
AT&T common shares	1,265,428	1,310,457

Large Cap Stock Fund
Barclays Global Investors Equity Index Fund F	624,656	513,270

Bond Fund
Barclays Global Investors Intermediate Government/Credit Bond Index Fund F	331,049	321,355

Mid and Small Cap Stock Fund
Barclays Global Investors EAFE Equity Extended Equity Market Fund F	298,589	**

International Stock Fund and Global Equity Fund Barclays Global Investors EAFE Equity Index Market Fund F	310,444	**

*  A portion of the ESOP represents nonparticipant-directed investments
** Investment balance did not exceed 5% at year-end

During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

AT&T common stock	$(48,355)
Common/collective trust funds	260,308
Total	$211,953

Fully Benefit-Responsive Investment Contracts
The Interest Income Fund consists of fully benefit-responsive investment contracts with various financial institutions and insurance companies that promise to repay principal plus accrued income at contract maturity, subject to the creditworthiness of the issuer. Interest crediting rates are generally established when the contract is purchased and are periodically reset. The Interest Income Fund invests in Synthetic GICs, also referred to as wrapper contracts. The assets supporting the Synthetic GICs are owned by the Plan and generally consist of high quality fixed income securities. At December 31, 2009, the underlying assets had a fair value of $966,750 and a contract value of $937,223. At December 31, 2008, the underlying assets had a fair value of $990,496 and a contract value of $991,844. For the years ended December 31, 2009 and 2008, the average yield earned by the Plan on these contracts was 2.70% and 3.99%, and the average yield earned by the Plan, adjusted to reflect actual interest rate credited to participants, was 3.56% and 3.98%. No valuation reserves were recorded to adjust contract amounts as of December 31, 2009 or 2008.

A bank or insurance company issues a wrapper contract that provides preservation of principal, maintains a stable interest rate and provides daily liquidity at contract value for participant directed transactions, in accordance with the provisions of the Plan. Wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments through adjustments to the future interest crediting rate. The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero, which would result in a loss of principal or accrued interest. The fair value of the wrapper contracts were $2,147 at December 31, 2009 and $1,581 at December 31, 2008.

AT&T SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis and are based on the characteristics of the underlying fixed income securities. Other key factors that influence the interest crediting rates are market interest rates, the amount and timing of participant transactions into and out of the wrapper contract, investment returns on the underlying fixed income securities and the duration of those investments. All wrapper contracts provide for minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuer will pay the Plan the shortfall needed to maintain the rate at zero, ensuring participants’ principal and accrued interest is protected.

Changes in market interest rates can affect the yield to maturity and the market value of the underlying investment, and can have a material impact on the wrapper contract’s interest crediting rate. Additionally, participant withdrawals and transfers from the Interest Income Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Plan’s Statements of Net Assets Available for Benefits as the “Adjustment from fair value to contract value for fully benefit-responsive investment contracts,” and totaled $(29,527) at December 31, 2009, and $1,348 at December 31, 2008. If this adjustment is positive, it indicates that the wrapper contract value is greater than the market value of the underlying investments and the embedded market value losses will be amortized in the future through a lower interest crediting rate. If the adjustment is negative, the embedded market gains would cause the future interest crediting rate to be higher.

In certain circumstances, the amount withdrawn from the wrapper contract could be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if AT&T elects to withdraw from a wrapper contract in order to switch to a different investment provider or, in the event of a spin-off or sale of a division, if the terms of the successor plan do not meet the contract issuers’ underwriting criteria for issuance of a clone wrapper contract. Events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities or material and adverse changes to the provisions of the Plan. The Company does not believe any of the events are probable of occurring in the foreseeable future.

Securities Lending
The Plan is authorized to engage in the lending of certain Interest Income Fund assets. Securities lending is an investment management enhancement that utilizes the existing securities (fixed income investments) of the Plan to earn additional income. Securities lending involves the loaning of securities to a selected group of approved banks and broker-dealers. In return for the loaned securities, the trustee, prior to or simultaneous with delivery of the loaned securities to the borrower, receives collateral in the form of cash or U.S. government securities as a safeguard against possible default of any borrower on the return of the loan. Each loan is initially collateralized, in the case of: (a) loaned securities denominated in U.S. dollars or whose primary trading market is located in the U.S. to the extent of 102% of the market value of loaned securities, or (b) loaned securities not denominated in U.S. dollars or whose primary trading market is not located in the U.S. to the extent of 105% of the market value of the loaned securities. The collateral is marked to market on a daily basis.

The fair value of securities on loan was $116,861 and $267,790 as of December 31, 2009 and 2008, and the value of collateral held was $116,676 and $272,599 as of December 31, 2009 and 2008. The reported collateral at December 31, 2009 and 2008 includes noncash holdings of $0 and $37,592. The collateral is invested in common/collective trust funds (classified as Level 2). Income earned on securities lending is used to offset the administrative expenses of the Plan and was $1,278 for the year ended December 31, 2009.

Investment Risk
Investments held by the Plan are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefit. Plan participants’ accounts that are invested in the Company stock fund option are exposed to market risk in the event of a significant decline in the value of AT&T stock.

Additionally, the Plan invests in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rate.

AT&T SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

5.
Related Party Transactions – Plan assets are invested in AT&T stock directly. Because the Company is the plan sponsor, transactions involving the Company’s stock qualify as party-in-interest transactions.  In addition, certain investments held by the Plan are managed by BNY Mellon and Fidelity as trustee and record keeper, respectively, as defined by various agreements. Therefore, these transactions and fees paid to these entities qualify as parties-in-interest transactions.  All of these transactions are exempt from the prohibited transaction rules.

6.
Nonparticipant-Directed Investments - Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31 was as follows:

	2009	2008
Assets
AT&T common shares	$1,243,680	$1,300,396
Temporary cash investments	3,137	2,968
Dividends and interest receivable	-	2
Receivable for investments sold	1,490	908
Total Assets	1,248,307	1,304,274

Liabilities

Administrative expenses payable	289	471
Total Liabilities	289	471

Net Assets Available for Benefits1	$1,248,018	$1,303,803

2009

Net Assets Available for Benefits, December 31, 20081	$1,303,803

Employer contributions2	138,319
Net depreciation in fair value of investments	(24,646)
Administrative expenses	(2,021)
Distributions	(113,539)
Transfers to other funds	(53,898)
(55,785)

Net Assets Available for Benefits, December 31, 20091	$1,248,018

1A portion of these amounts include participant and nonparticipant-directed investments.
2Employer contributions include forfeitures allocated from the AT&T Shares Fund.

7.     Tax Status - The Plan has received a determination letter from the Internal Revenue Service (IRS) dated
March 25, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt. In addition, the Plan has filed with the IRS for a new favorable determination letter on February 2, 2009, pursuant to, and as part of, the IRS determination letter filing program (Cycle C).

AT&T SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

8.	Reconciliation of Financial Statements to Form 5500 - The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500 as of December 31:

	2009	2008

Net Assets Available for Benefits per the financial statements	$5,470,863	$5,329,056

Adjustment from contract value to fair value for fully benefit-responsive investment contracts	29,527	(1,348)

Distributions payable to participants	(2,004)	-

Net Assets Available for Benefits per the Form 5500	$5,498,386	$5,327,708

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500 for the year ended December 31, 2009:

Distributions to participants per the financial statements	$663,220

Distributions payable to participants at December 31, 2009	2,004

Distributions to participants per the Form 5500	$665,224

Distributions payable to participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2009:

Total additions per the financial statements	$814,682

Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2009	29,527

Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2008	1,348

Total income per the Form 5500	$845,557

Fully benefit-responsive contracts are recorded on the Form 5500 at fair value versus contract value on the financial statements.

9.
Subsequent Events - In the first quarter of 2010, the Plan was amended to make certain participants eligible to participate in the AT&T RSP. As a result, participant balances of approximately $23 million were transferred to the AT&T RSP in 2010.

AT&T Savings and Security Plan
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009 (Dollars in Thousands)

				Current
	Identity of Issue	Description of Investment	Cost	Value

Employee Stock Ownership Plan
*	AT&T COMMON SHARES	44,369,614 SHARES	$1,146,741	$1,243,680
*	MELLON TRUST OF NEW ENGLAND, NATIONAL
	ASSOCIATION TOTAL EMPLOYEE STOCK
	OWNERSHIP PLAN	COMMON/COLLECTIVE TRUST FUND: 3,137 UNITS	3,137	3,137
	TOTAL EMPLOYEE STOCK OWNERSHIP PLAN		1,149,878	1,246,817

AT&T Shares Fund
*	AT&T COMMON SHARES	45,145,471 SHARES		1,265,428
*	MELLON TRUST OF NEW ENGLAND, NATIONAL
	ASSOCIATION	COMMON/COLLECTIVE TRUST FUND: 8,265 UNITS		8,265
	TOTAL SHARES FUND		**	1,273,693

Bond Fund
*	BARCLAYS GLOBAL INVESTORS INTERMEDIATE
	GOVERNMENT/CREDIT BOND INDEX FUND F	COMMON/COLLECTIVE TRUST FUND: 15,462,370 UNITS	**	331,049

Large Cap Stock Fund
*	BARCLAYS GLOBAL INVESTORS EQUITY INDEX
	FUND F	COMMON/COLLECTIVE TRUST FUND: 35,653,853 UNITS	**	624,656

Interest Income Fund
	STATE STREET BANK & TRUST CO WRAPPER	SYNTHERIC GIC #99039, IR ***		629
	ING LIFE INSURANCE COMPANY WRAPPER	SYNTHETIC GIC #60127, IR ***		87
	JPMORGAN CHASE BANK WRAPPER	SYNTHETIC GIC #ASBCSS-01, IR ***		250
	DREYFUS GOVT CASH MGMT FUND	VAR RT 12/31/2075 DD 06/03/97		9,537
	ASIAN DEVELOPMENT BANK	2.750% 05/21/2014 DD 05/21/09		2,396
*	BARCLAYS BK PLC UK GOVT 144A	2.700% 03/05/2012 DD 03/05/09		4,276
	BEAR STEARNS COML 04-PWR4 A3	VAR RT 06/11/2041 DD 06/01/04		2,643
	BEAR STEARNS COML 04-TOP16 A-6	4.750% 02/13/2046 DD 11/01/04		4,849
	BEAR STEARNS COML 06-PW13 A1	5.294% 09/11/2041 DD 09/01/06		5,595
	CDP FINANCIAL	3.000% 11/25/2014 DD 11/25/09		2,440
	CWABS INC 05-4 ASSET CL AF-6	4.740% 05/25/2035 DD 06/01/05		2,909
	CAPITAL AUTO REC 07 4 CL A-4A	5.300% 05/15/2014 DD 11/15/07		8,344
	CAPITAL ONE MULTI 05-A3 A3	4.050% 03/15/2013 DD 06/10/05		8,095
	CHASE ISSUANCE TR 2005-10 CL A	4.650% 12/17/2012 DD 10/17/05		8,245
	CITIGROUP FUNDING INC	2.250% 12/10/2012 DD 08/06/09		6,047
	COMMERCIAL MTG 07 GG11 CL A-2	VAR RT 12/10/2049 DD 10/01/07		8,418
	COMMONWEALTH BANK AUST	2.500% 12/10/2012 DD 06/10/09		1,705
	DANSKE BANK A/S	2.500% 05/10/2012 DD 06/30/09		2,034
	DISCOVER CARD EXECUTION 08 A3	5.100% 10/15/2013 DD 04/30/08		3,767
	DISCOVER CARD EXE 08-4 CL A	5.650% 12/15/2015 DD 06/18/08		9,023
	EUROPEAN BANK FOR RECONSTRUCTI	1.250% 06/10/2011 DD 06/10/09		3,660
	FHLMC POOL #84-7495	VAR RT 12/01/2035 DD 01/01/06		5,776
	FHLMC POOL #78-8657	VAR RT 09/01/2031 DD 09/01/01		30
	FEDERAL HOME LN BK CONS BD	5.500% 08/13/2014 DD 06/22/07		3,758
	FEDERAL HOME LN BK CONS BD	3.625% 05/29/2013 DD 04/18/08		15,731
	FEDERAL HOME LN BKS CONS BD	5.250% 06/18/2014 DD 05/27/04		6,277
	FNMA GTD REMIC P/T 2000-T5 CL	7.3000% 05/25/2010		8,169

AT&T Savings and Security Plan
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009 (Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Value

FEDERAL NATL MTG ASSN DEBS	4.625% 10/15/2014 DD 09/17/04		9,751
FEDERAL HOME LN MTG CORP REF	4.125% 09/27/2013 DD 08/20/08		13,107
FEDERAL HOME LN MTG CORP	2.500% 04/23/2014 DD 04/24/09		6,996
FNMA POOL #0254914	4.500% 09/01/2013 DD 08/01/03		1,899
FNMA GTD REMIC P/T 2002-W2 AF6	STEP 05/25/2032 DD 03/01/02		1,158
FNMA GTD REMIC P/T 2002-T11 B	5.341% 04/25/2012 DD 07/01/02		8,530
FNMA GTD REMIC P/T 02-W11 AF 6	VAR RT 11/25/2032 DD 09/01/02		1,345
FNMA GTD REMIC 2003-T1 A	3.807% 11/25/2012 DD 02/01/03		2,945
FNMA GTD REMIC P/T 03-T3	VAR RT 05/25/2033 DD 02/01/03		1,357
FNMA GTD REMIC P/T 03-70 BE	3.500% 12/25/2025 DD 06/01/03		1,522
FNMA GTD REMIC P/T 03-W10 2A	VAR RT 06/25/2043 DD 06/01/03		884
FHLMC MULTICLASS MTG	4.000% 06/15/2013 DD 06/01/03		2,042
FNMA GTD REMIC P/T 04-T4 AI9	5.450% 08/25/2034 DD 07/01/04		3,290
FNMA GTD REMIC P/T 05-80 PB	5.500% 04/25/2030 DD 08/01/05		2,282
FHLMC MULTICLASS MTG 2736 BD	5.000% 04/15/2032 DD 01/01/04		2,788
FHLMC MULTICLASS MTG	5.000% 04/15/2034 DD 04/01/04		3,075
FHLMC MULTICLASS CTFS 2866 NA	4.500% 10/15/2034 DD 10/01/04		6,850
FHLMC MULTICLASS CTFS 2882 NA	5.000% 11/15/2034 DD 11/01/04		5,295
FHLMC MULTICLASS MTG	4.500% 09/15/2018 DD 02/01/05		6,931
FHLMC MULTICLASS MTG 2930 KC	4.500% 06/15/2019 DD 02/01/05		2,870
FHLMC MULTICLASS MTG	4.600% 08/15/2029 DD 05/01/05		2,725
FHLMC MULTICLASS MTG 3202 LN	4.500% 03/15/2035 DD 08/01/06		6,241
FEDERAL NATL MTG ASSN MTN	2.750% 03/13/2014 DD 03/13/09		31,766
FEDERAL NATL MTG ASSN	3.000% 09/16/2014 DD 08/14/09	6,685
FEDERAL NATL MTG ASSN	2.625% 11/20/2014 DD 10/26/09	5,953
FHLMC MULTICLASS MTG 3561 PA	5.000% 12/15/2031 DD 08/01/09	2,929
FHLMC MULTICLASS MTG 3601 PA	5.000% 09/15/2038 DD 11/01/09	4,462
FNMA POOL #0686026	VAR RT 04/01/2033 DD 04/01/03	751
FNMA POOL #0756359	VAR RT 12/01/2033 DD 12/01/03	1,132
FNMA POOL #0776487	VAR RT 03/01/2034 DD 03/01/04	2,842
FNMA POOL #0776489	VAR RT 03/01/2034 DD 03/01/04	3,684
FNMA POOL #0895691	VAR RT 05/01/2036 DD 05/01/06	3,908
FORDO 2009-B A3	3.089% 08/15/2013 DD 06/09/09	2,034
GE CAP COML MTG 01-3 CL A 2	6.070% 06/10/2038 DD 11/01/01	8,379
GS MTG SECS CORP GSAA 05-1 AF2	4.316% 11/25/2034 DD 01/01/05	1,815
GENERAL ELEC CAP CORP MEDIUM	5.250% 10/19/2012 DD 10/19/07	4,257
GENERAL ELEC CAP MTN #TR 00004	3.000% 12/09/2011 DD 12/09/08	2,371
GOLDMAN SACHS GROUP INC FDIC	1.625% 07/15/2011 DD 01/21/09	893
GREENWICH CAP COML 05-GG3 A-3	VAR RT 08/10/2042 DD 02/01/05	6,953
HSBC USA INC GTD NTS	3.125% 12/16/2011 DD 12/16/08	2,380
HSBC AUTOMOTIVE 06 2 CL A-3	5.610% 08/17/2011 DD 07/26/06	938
HOWARD HUGHES MEDICAL IN	3.450% 09/01/2014 DD 08/18/09	730
ING BK N V NTHE ST CR GTEE	2.625% 02/09/2012 DD 02/09/09	2,453
J P MORGAN 08 C2 CL A-2	5.855% 02/12/2051 DD 05/01/08	7,418

AT&T Savings and Security Plan
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009 (Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Value
JPMORGAN CHASE & CO FDIC GTD	1.650% 02/23/2011 DD 02/23/09		4,176
LANDWIRTSCH. RENTENBANK	1.875% 09/24/2012 DD 09/24/09		3,879
LB UBS COML MTG TR 04-C7 A-6	4.786% 10/15/2029 DD 10/11/04		4,250
MBNA CR CARD 05-6 CL A	4.500% 01/15/2013 DD 08/25/05		6,121
MARRIOTT VACATION 04-1 A 144A	4.620% 05/20/2026 DD 05/31/04		479
NORDIC INVESTMENT BANK	2.625% 10/06/2014 DD 10/05/09		1,281
RABOBANK NEDERLAND	4.200% 05/13/2014 DD 05/13/09		4,967
RABOBANK NEDERLAND	2.650% 08/17/2012 DD 08/17/09		2,428
REGIONS BK BIRMINGHAM ALA MTN	3.250% 12/09/2011 DD 12/11/08		2,387
RESIDENTIAL ASSET 02-RS5 AI6	4.752% 09/25/2032 DD 09/01/02		899
RESIDENTIAL FDG MTG 03 HS1 AI6	3.830% 02/25/2033 DD 03/01/03		1,862
ROYAL BK SCOTLND GRP PLC	1.500% 03/30/2012 DD 11/30/09		3,367
SIERRA REC FDG CO 06-1A CL A1	5.840% 05/20/2018 DD 07/11/06		1,650
SFEF	2.250% 06/11/2012 DD 06/11/09		3,867
STRUCTURED ASSET 04-3AC A-1	VAR RT 03/25/2034 DD 02/01/04		1,649
US CENTRAL FEDERAL CRED	1.900% 10/19/2012 DD 10/19/09		834
U S TREASURY NOTE	4.250% 08/15/2014 DD 08/15/04		1,079
U S TREASURY NOTE	4.875% 05/31/2011 DD 05/31/06		3,698
U S TREASURY NOTE	4.625% 02/29/2012 DD 02/28/07		8,467
U S TREASURY NOTE	4.500% 03/31/2012 DD 03/31/07		6,208
U S TREASURY NOTE	4.875% 06/30/2012 DD 06/30/07		651
U S TREASURY NOTE	3.375% 11/30/2012 DD 11/30/07		13,538
U S TREASURY NOTE	1.750% 03/31/2010 DD 03/31/08		1,205
U S TREASURY NOTE	2.500% 03/31/2013 DD 03/31/08		4,398
U S TREASURY NOTE	2.125% 04/30/2010 DD 04/30/08		3,019
U S TREASURY NOTE	3.125% 04/30/2013 DD 04/30/08		10,419
U S TREASURY NOTE	2.375% 08/31/2010 DD 08/31/08		5,775
U S TREASURY NOTE	3.125% 08/31/2013 DD 08/31/08		7,274
U S TREASURY NOTE	2.000% 11/30/2013 DD 11/30/08		8,952
U S TREASURY NOTE	1.750% 11/15/2011 DD 11/15/08		4,182
U S TREASURY NOTE	1.500% 12/31/2013 DD 12/31/08		389
U S TREASURY NOTE	1.750% 01/31/2014 DD 01/31/09		2,551
U S TREASURY NOTE	2.625% 07/31/2014 DD 07/31/09		17,949
U S TREASURY NOTE	1.375% 11/15/2012 DD 11/15/09		2,681
U S TREASURY NOTES	2.125% 11/30/2014 DD 11/30/09		6,834
WACHOVIA AUTO 08 1 CL A-3A	4.270% 10/22/2012 DD 01/24/08		9,531
WELLS FARGO & CO FDIC GTD TLGP	3.000% 12/09/2011 DD 12/10/08		723
WELLS FARGO MTG BKD 04 R IIA1	VAR RT 09/25/2034 DD 08/01/04		77
WEST CORP FED CRED UNION	1.750% 11/02/2012 DD 11/02/09		1,891
WESTPAC BANKING CORP	2.900% 09/10/2014 DD 09/10/09		3,652
YALE UNIVERSITY YALUNI	2.900% 10/15/2014 DD 11/10/09		2,127
			504,672

AT&T Savings and Security Plan
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009 (Dollars in Thousands)

			Current
Identity of Issue	Description of Investment	Cost	Value
Bank of America Wrapper	Synthetic GIC #99-086, IR ***		1,022
Monumental Life Insurance Company Wrapper	Synthetic GIC #MDA00871TR, IR ***		159
DREYFUS GOVT CASH MGMT FUND	VAR RT 12/31/2075 DD 06/03/97		5,714
ASIAN DEVELOPMENT BANK	2.750% 05/21/2014 DD 05/21/09		1,897
BA CR CARD TR 2007-8 NT CL A	5.590% 11/17/2014 DD 06/22/07		4,605
BEAR STEARNS COML 04-PWR4 A3	VAR RT 06/11/2041 DD 06/01/04		2,136
BEAR STEARNS COML 04-TOP16 A-6	4.750% 02/13/2046 DD 11/01/04		3,879
CDP FINANCIAL	3.000% 11/25/2014 DD 11/25/09		2,049
CD 07-CD4 COML MTG TR MTG A2B	5.205% 12/11/2049 DD 03/01/07		8,020
CWABS INC 05-1 ASSET CTF AF-3	VAR RT 07/25/2035 DD 03/01/05		42
CWABS INC 05-7 ASSET BKD AF-6	4.693% 11/25/2035 DD 06/01/05		5,569
CAPITAL ONE 2006-6 CL A	5.300% 02/18/2014 DD 04/25/06		8,396
CENDANT TIMESHARE 04-1 CL A-1	3.670% 05/20/2016 DD 05/27/04		73
CHASE ISSUANCE TR 05-A7 CL A7	4.550% 03/15/2013 DD 08/10/05		8,291
CHASE ISSUANCE 07-17 CL A	5.120% 10/15/2014 DD 10/15/07		5,041
CITIBANK CR CARD 05-A2 A2	4.850% 03/10/2017 DD 03/09/05		6,362
CGCMT 2007-C6 A4	VAR RT 12/10/2049 DD 07/01/07		2,855
CITIGROUP FUNDING INC	2.250% 12/10/2012 DD 08/06/09		4,031
COMMERCIAL MTG 07 GG11 CL A-2	VAR RT 12/10/2049 DD 10/01/07		7,775
COMMONWEALTH BANK AUST	2.500% 12/10/2012 DD 06/10/09		1,385
CREDIT SUISSE FB 04-C5 CL A-2	4.183% 11/15/2037 DD 12/01/04		1,301
DANSKE BANK A/S	2.500% 05/10/2012 DD 06/30/09		1,627
EUROPEAN BANK FOR RECONSTRUCTI	1.250% 06/10/2011 DD 06/10/09		2,908
FHLMC POOL #1B-1438	VAR RT 01/01/2034 DD 01/01/04		421
FHLMC POOL #84-7495	VAR RT 12/01/2035 DD 01/01/06		5,776
FHLMC POOL #G1-2099	4.500% 06/01/2013 DD 05/01/06		2,322
FEDERAL HOME LN BK CONS BD	3.625% 10/18/2013 DD 09/15/08		8,066
FHLMC POOL #1B-0118	VAR RT 08/01/2031 DD 08/01/01		42
FHLMC POOL #78-1013	VAR RT 11/01/2033 DD 11/01/03		1,327
FNMA GTD REMIC P/T 2001-T2 B	6.022% 11/25/2010		8,337
FEDERAL NATL MTG ASSN DEBS	4.625% 10/15/2014 DD 09/17/04		8,884
FEDERAL NATL MTG ASSN DEBS	4.875% 12/15/2016 DD 11/17/06		5,626
FEDERAL HOME LN MTG CORP REF	4.875% 06/13/2018 DD 06/13/08		12,836
FEDERAL HOME LN MTG CORP REF	3.750% 03/27/2019 DD 03/27/09		9,803
FEDERAL HOME LN MTG CORP	2.500% 04/23/2014 DD 04/24/09		1,399
FNMA GTD REMIC P/T 2002-W2 AF6	STEP 05/25/2032 DD 03/01/02		1,158
FNMA GTD REMIC P/T 02-W11 AF 6	VAR RT 11/25/2032 DD 09/01/02		2,690
FHLMC MULTICLASS MTG	VAR RT 12/25/2032 DD 10/01/02		1,007

AT&T Savings and Security Plan
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009 (Dollars in Thousands)

			Current
Identity of Issue	Description of Investment	Cost	Value

FHLMC MULTICLASS MTG	3.614% 09/27/2012 DD 09/01/02		606
FNMA GTD REMIC P/T 04-W1 2A2	7.000% 12/25/2033 DD 01/01/04		2,076
FNMA GTD REMIC P/T 05-19 PA	5.500% 07/25/2034 DD 02/01/05		4,676
FHLMC MULTICLASS MTG 2736 BD	5.000% 04/15/2032 DD 01/01/04		2,272
FHLMC MULTICLASS CTFS 2791 OB	4.500% 05/15/2033 DD 05/01/04		9,589
FHLMC MULTICLASS CTFS 2931 AM	4.500% 07/15/2019 DD 02/01/05		3,879
FNMA GTD REMIC P/T 06-66 MA	6.500% 07/25/2033 DD 06/01/06		3,120
FHLMC MULTICLASS CTFS 2941 AJ	4.500% 03/15/2035 DD 03/01/05		5,052
FHLMC MULTICLASS MTG	4.500% 10/15/2015 DD 04/01/05		94
FEDERAL NATL MTG ASSN MTN	2.750% 03/13/2014 DD 03/13/09		21,179
FHLMC MULTICLASS MTG 3561 PA	5.000% 12/15/2031 DD 08/01/09		3,905
FHLMC MULTICLASS MTG 3593 QA	5.000% 05/15/2038 DD 11/01/09		4,150
FHLMC MULTICLASS MTG 3601 PA	5.000% 09/15/2038 DD 11/01/09		4,151
FNMA POOL #0728766	VAR RT 07/01/2033 DD 07/01/03		445
FNMA POOL #0748645	VAR RT 09/01/2033 DD 09/01/03		3,875
FNMA POOL #0754671	VAR RT 10/01/2033 DD 10/01/03		695
FORDO 2009-B A3	3.089% 08/15/2013 DD 06/09/09		1,674
GMAC COML MTG SEC 01-C1 CL A 2	6.465% 04/15/2034 DD 04/01/01		7,736
GENERAL ELEC CAP MTN #TR 00004	3.000% 12/09/2011 DD 12/09/08		1,855
GOLDMAN SACHS GROUP INC FDIC	1.625% 07/15/2011 DD 01/21/09		651
GNMA GTD REMIC P/T 04-17 MA	5.000% 02/16/2032 DD 03/01/04		2,533
HSBC USA INC GTD NTS	3.125% 12/16/2011 DD 12/16/08		1,863
HSBC AUTO USA 2006 1 A-3	5.430% 06/17/2011 DD 06/08/06		509
HOWARD HUGHES MEDICAL IN	3.450% 09/01/2014 DD 08/18/09		608
ING BK N V NTHE ST CR GTEE	2.625% 02/09/2012 DD 02/09/09		1,942
J P MORGAN CHASE 07-LDPX CL A3	5.420% 01/15/2049 DD 03/01/07		6,748
JOHNSON & JOHNSON NT	5.150% 07/15/2018 DD 06/23/08		8,605
LB UBS COML MTG 06-C7 CL A2	5.300% 11/15/2038 DD 11/11/06		6,100
LANDWIRTSCH. RENTENBANK	1.875% 09/24/2012 DD 09/24/09		3,106
MBNA CR CARD MASTER NT 05-3 A	4.100% 10/15/2012 DD 06/14/05		5,666
NEW CENTY HOME EQTY 04-A AII9	5.470% 08/25/2034 DD 07/01/04		2,266
NORDIC INVESTMENT BANK	2.625% 10/06/2014 DD 10/05/09		1,084
PINNACLE CBO LTD CUST RCPTS SR	6.850% 11/27/2009 DD 11/20/97		19
RABOBANK NEDERLAND	4.200% 05/13/2014 DD 05/13/09		3,932
RABOBANK NEDERLAND	2.650% 08/17/2012 DD 08/17/09		2,023
REGIONS BK BIRMINGHAM ALA MTN	3.250% 12/09/2011 DD 12/11/08		1,868
RESIDENTIAL ASSET 02-RS5 AI6	4.752% 09/25/2032 DD 09/01/02		1,199
ROYAL BK SCOTLAND GRP PLC 144A	2.625% 05/11/2012 DD 05/12/09		1,927
SLM STUDENT LN 2005-8 CL A-4	VAR RT 01/25/2028 DD 09/20/05		5,259
SFEF	2.250% 06/11/2012 DD 06/11/09		3,094
US CENTRAL FEDERAL CRED	1.900% 10/19/2012 DD 10/19/09		674

AT&T Savings and Security Plan
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009 (Dollars in Thousands)

				Current
	Identity of Issue	Description of Investment	Cost	Value

	U S TREASURY NOTE	4.000% 02/15/2014 DD 02/15/04		321
	U S TREASURY NOTE	3.500% 05/31/2013 DD 05/31/08		11,044
	U S TREASURY NOTE	3.375% 06/30/2013 DD 06/30/08		27,290
	U S TREASURY NOTE	1.875% 02/28/2014 DD 02/28/09		639
	U S TREASURY NOTE	3.125% 05/15/2019 DD 05/15/09		23,108
	U S TREASURY NOTE	2.625% 07/31/2014 DD 07/31/09		7,035
	U S TREASURY NOTE	3.625% 08/15/2019 DD 08/15/09		9,045
	U S TREASURY NOTES	2.375% 10/31/2014 DD 10/31/09		2,374
	U S TREASURY NOTE	1.375% 11/15/2012 DD 11/15/09		4,468
	U S TREASURY NOTES	3.375% 11/15/2019 DD 11/15/09		14,428
	WELLS FARGO & CO FDIC GTD TLGP	3.000% 12/09/2011 DD 12/10/08		619
	WELLS FARGO MTG BKD 04 EE IIA2	VAR RT 12/25/2034 DD 12/01/04		4,406
	WEST CORP FED CRED UNION	1.750% 11/02/2012 DD 11/02/09		1,593
	WESTPAC BANKING CORP	2.900% 09/10/2014 DD 09/10/09		2,961
	YALE UNIVERSITY YALUNI	2.900% 10/15/2014 DD 11/10/09		1,749
				408,616

*	Mellon Trust of New England, National
	Association	Temporary cash investment: 53,461,562 units		53,462

	Total Interest Income Fund		**	966,750

Global Equity Fund
*	Barclays Global Investors U.S. Equity
	Market Fund F	Common/Collective Trust Fund: 3,615,713 units		117,872
*	Barclays Global Investors EAFE Equity
	Index Fund F	Common/Collective Trust Fund: 1,730,057 units		44,462
	Total Global Equity Fund		**	162,334

Mid and Small Cap Stock Fund
*	Barclays Global Investors EAFE Equity	Common/Collective Trust Fund: 13,383,648 units	**	298,589
	Extended Equity Market Fund F

International Stock Fund
	International Stock	Common/Collective Trust Fund 10,349,476 units	**	265,982

AT&T Savings and Security Plan
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009 (Dollars in Thousands)

				Current
	Identify of Issue	Description of Investment	Cost	Value

Loan Fund
*	Loans to Plan Participants	4.25% - 7.50%	**	329,997

Collateral Received for Securities Loaned
	Pooled Employee ASL Short Term Fund	Common Collective Trust Fund	40,386	39,970
	ASL ERISA	Common Collective Trust Fund	76,605	76,603
	ASL Short Term Fund - Sigma (Liquidating Fund)	Common Collective Trust Fund	2,414	103
			119,405	116,676

	TOTAL			$5,616,543

*	Party-in-interest
**	Participant-directed investment, cost not required
***	Wrapper agreement, no stated maturity

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AT&T SAVINGS AND SECURITY PLAN

By AT&T Inc., Plan Administrator for the Foregoing Plan

By	/s/ John J. Stephens
John J. Stephens
Senior Vice President and Controller

Date: June 25, 2010

EXHIBIT INDEX

Exhibit identified below, Exhibit 23 is filed herein as an exhibit hereto.

Exhibit
Number

23	Consent of Independent Registered Public Accounting Firm